Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

February 14, 2014

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:	Harsco Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
Form 8-K
Filed November 26, 2013
Response dated January 24, 2014
File No. 1-3970

Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”),has received the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 31, 2014 (the "Comment Letter"), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed February 26, 2013; Form 8-K, filed November 26, 2013; and Response dated January 24, 2014.

The commission has asked that the Company either respond to the Commission's comments in the Comment Letter within 10 business days or tell the commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. As discussed with Nudrat Salik on February 11, 2014, the Company is requesting that it be allowed to respond no later than March 3, 2014. This additional time will enable the Company to incorporate additional information into its response as discussed with Ms. Salik, particularly in light of the Company's upcoming earnings release for the fourth quarter and full year ended December 31, 2013 and the filing of the Company's Annual Report on Form 10-K.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ F. Nicholas Grasberger
F. Nicholas Grasberger
Senior Vice President and Chief Financial Officer